VIA EDGAR

February 6, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Woody
Accounting Branch Chief

Mark Rakip
Staff Accountant

Re:	Tejon Ranch Co.
Form 10-K for fiscal year ended December 31, 2011
Filed March 12, 2012
File No. 1-7183

Dear Mr. Woody,

Thank you for your response letter dated January 18, 2013, containing your additional questions on the above-captioned filing by Tejon Ranch Co., or the Company, with the United States Securities and Exchange Commission, or the Commission. Set forth below are the Company’s responses to your comments. For your convenience, the text of the Staff’s comments is included below in bold text and is followed by the Company’s responses to such comments.

Form 10-k for fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations by Segment, page 28

Real Estate – Resort/Residential, page 30

1. We note your response to prior comment 1. Please address the following:

a. Tell us the terms of and your accounting for the initial June 2008 Tejon Ranch Conservation and Land Use Agreement with the resource organizations for the permanent protection of up to 240,000 acres of land through phased dedicated conservation easements on approximately 145,000 acres of land.

Response

Background

On June 17, 2008, Tejon Ranch Co. (the “Company”) formally entered into a conservation and land use agreement (the “Agreement”) with five environmental resource groups—the Audubon California, the Endangered Habitats League, Natural Resources Defense Council, Planning and Conservation League and Sierra Club (together, the “Resource Groups”). As part of the Agreement, the Company agreed to potentially preserve up to 240,000 acres (“Conserved Lands”) owned by the Company through a combination of planned open spaces in the Company’s developments and easements. In return, the Resource Groups agreed to refrain from opposing the entitlements, approvals, and agency applications for the Company’s three proposed development projects—Tejon Mountain Village (“TMV”), Centennial and Grapevine. The overall purpose of entering in the Agreement with the Resource Groups was to come to an agreement that would preserve a large portion of the ranch and at the same time allow the Company to proceed with its development of TMV, Centennial and Grapevine without impediment from the five largest environmental groups. However, as the Agreement was with only five of the numerous environmental groups, the Company has been and fully expects to continue to be challenged legally regarding the approval of the development projects, which was most recently the case with our TMV development.

As stipulated in the Agreement, the Conserved Lands will be managed under a Ranch Wide Management Plan (“RWMP”), which is in the process of being developed by the Company and a non-profit organization established by the Resource Groups as part of the Agreement to oversee and fund the conservation efforts (the “Conservancy”). The RWMP will establish best management practices for continued use of the Conserved Lands for existing ranch uses similar to the Company’s existing practices. The RWMP will also identify natural resources and conservation values of the Conserved Lands and opportunities to protect, enhance, and restore any identified areas. When the RWMP is finalized in 2013, it will include programs funded by the Conservancy for restoring and enhancing of any areas identified in the preparation of RWMP. The RWMP will not obligate or require the Company to perform any specific conservation activities; rather, it will set guidelines under which the Company (1) can not undertake activities that will damage the land and environment, and (2) will continue to consider the environmentally sensitive options to conduct its activities unless such practices are not economically viable. In addition, the Company will also be allowed to continue the existing revenue generating activities on any of the 240,000 acres of conservation areas that might be preserved under the Agreement.

The 240,000 acres of Conserved Lands can be summarized as follows, with each category described in more detail below:

Dedicated Conservation Areas	Acreage
Open space within planned developments	33,000
Dedicated conservation easements	135,000
Pacific Crest Trail	10,000

Total dedicated conservation areas	178,000

Optioned Conservation Areas	Acreage
Bi-Centennial	11,000
Michener Ranch	1,600
Old Headquarters	26,700
Tri-Centennial	7,200
White Wolf	15,500

Total optioned conservation areas	62,000

The carrying value of the 240,000 acres of land is $13.75 per acre compared to the estimated fair value of the land without development rights of $548 per acre, as discussed more fully in our response to 2b. and 2c. below.

Dedicated and Optioned Conservation Areas

A summary of the provisions of the Agreement related to the dedicated and optioned conservation areas are as follows:

A.	Dedicated Conservation Areas

The Company will potentially protect approximately 178,000 acres through a combination of dedicated conservation easements and designated project open spaces. A summary and the related accounting for each of the dedicated conversation areas is as follows:

a.	Planned Open Space (33,000 acres)

As part of the project development process for the TMV and Centennial development projects, the Company will have to designate 33,000 acres as open space areas within these developments. The Company’s then existing development plans included the same amount of open space within each of the developments as agreed to as part of the Agreement, and therefore, would have been used as such with or without the Agreement.

Since the open space area was part of the initial development plans and is within each of the existing developments that are still in its respective entitlement stages, there was no accounting treatment necessary upon agreement to designate these 33,000 acres as part of the Conserved Lands.

b.	Dedicated Conservation Easements including Pacific Crest Trail (145,000 acres)

The Dedicated Conservation Easements over 145,000 acres of the Company’s land will be dedicated over the next 30 years as certain criteria/milestones are met/accomplished as set forth in the Agreement. A conservation easement of up to 10,000 acres known as Pacific Crest Trail will be dedicated to allow for realignment of 37 miles of the Pacific Crest Trail that currently runs through the Ranch for purposes of allowing public access to the Conserved Lands. Currently, the granting of the Pacific Crest Trail easement has not occurred as the Company, the Resource Groups, and other governmental organizations are in process of defining realignment.

The other 135,000 acres of the Dedicated Conservation Easements (“Milestone Easements”) will be granted in six phases. The granting of each easement will be contingent on the completion of defined development milestones tied to the initial entitlements for each of the three development projects. To date, none of the 135,000 acres of the Dedicated Conservations Easements have been dedicated. The first dedicated easement related to TMV is anticipated to occur in 2013. The 135,000 acres of Dedicated Conservation Easements are summarized as follows:

i.	TMV – 65,000 acres of land will be dedicated to easement in two phases after defined development milestones are achieved, but in no case can the final granting occur more than 20 years after the first TMV development milestone is achieved.

ii.	Centennial – 30,000 acres of land will be dedicated to easement in two phases after defined development milestones are achieved, but in no case can the final granting occur more than 25 years after the first Centennial development milestone is achieved.

iii.	Grapevine Development Area – 40,000 acres of land will be dedicated to easement in two phases after defined development milestones are achieved, but in no case can the final granting occur more than 30 years after the first Grapevine development milestone is achieved.

As noted above, the Agreement created an obligation for the Company to dedicate 145,000 acres of Conservation Lands. However, we concluded there was no initial accounting treatment necessary related to the contract based on the following considerations.

i.	We considered whether there would have been a decrease in value of the land with the existence of the conservation easements, but concluded there was none since the 145,000 acres contemplated under the Dedicated Conservation Easements were not in the Company’s plans to develop as the land is of such topography that it would have been very costly to develop. In addition the fair value of the land without development opportunity ($548 per acre) was significantly greater than the Company’s cost basis ($13.75 per acre). Therefore, we did not note any indicators to suggest our carrying value was impaired.

ii.	Alternatively, we also considered the abandonment concept of real estate under development as described in ASC 970-360-35-1 and noted that under that model, any “real estate donated to municipalities or other governmental agencies for uses that will benefit the project are not abandonments. The cost of the real estate donated shall be allocated as a common cost of the project.” Although not exactly on point, the guidance would suggest that the “costs” related to the dedication of the Milestone Easements would be allocated as a common cost to the land being developed since the easements were essentially donated to the non-profit organization (i.e. Conservancy/Resource Groups) in return for the Resource Groups not impeding the Company’s planned development of TMV, Centennial and Grapevine. Therefore, under this concept, the “costs” would be expensed as the developments are completed and sold in the future.

Further, if it were concluded that the granting of the easements represented an abandonment of the Company’s development rights on the 145,000 of Conservation Lands as noted in ASC 970-360-40-1, the relative cost “abandoned” would be immaterial since the development rights for these lands prior to granting the easements would be nominal as this land is of such topography that it would have been very costly to develop, and therefore, minimizing the value of any development rights.

iii.	We noted the dedication of the Milestone Easements would only occur if the achievement of specific project development milestones were achieved and then only lands tied to that project begin a phased process of being dedicated over a 30 year period. The achievement of specific project development milestones is tied to future events that are largely outside of the Company’s control due to the involvement of governmental authorities and legal challenges by environment groups outside the Resource Groups party to the Agreement.

iv.	The Company could continue to perform all the revenue generating activities it had previously been performing on these lands prior to the execution of the Agreement.

v.	The Company’s obligations under the Agreement in regards to the Conserved Lands did not result in any significant changes or cost in how those lands would be managed.

vi.	No monetary consideration was received by the Company in exchange for entering into the Agreement.

B.	Optioned Conservation Areas

As noted above, the Company granted five separate options to the Resource Groups to acquire the Company’s development rights, through acquisition of conservation easements, for five separate areas of the Company’s land (“Acquisition Easement Area”). The option period for each of the five options was set to expire on December 31, 2010, with potential to extend the option period if certain criteria were met. The Acquisition Easement Area totaled 62,000 acres of developable land, which the Company had intentions to develop over the long-term. If exercised, the easements (i) would be permanent arrangements attached to the land in perpetuity; (ii) would take away the Company’s ability to commercially develop the Acquisition Easement Area; and (iii) allow access to the Conservancy to perform conservation activities. Further, if the options were exercised, the Company would continue to be allowed to perform all the revenue generating activities it had previously been performing prior to the execution of the option. If the options were not exercised by the Resource Groups, the Company could (i) develop the Acquisition Easement Area, but the Resource Groups could legally challenge these developments, and (ii) continue to be allowed to perform all the revenue generating activities it had previously been performing.

The purchase price for each of the Acquisition Easement Area conservation easements were to be determined at the appraised fair market value of such conservation easement as of the date the options were exercised, determined pursuant to an independent appraisal commissioned by the California Wildlife Conservation Board (“WCB”), a state governmental agency, in accordance with California state law. The funding of the purchase price of the Acquisition Areas would be provided by a grant from the WCB to Conservancy/Resource Groups. A description of the appraisal process is provided below in response to questions 2.b and 2.c.

As noted above, the Agreement created an option for the Resource Groups to acquire easements covering the Acquisition Easement Area and include them in the Conserved Lands. We concluded that there was no initial accounting necessary related to the granting of the options since the exercise of the options provided to the Resource Groups were outside the Company’s control and not certain of occurrence and at a price determined by appraisals commissioned by the WCB at the time the options were exercised (i.e. fair value). Further, the funding by the WCB to the Conservancy/Resource Groups was also not certain of occurrence at that time.

b. Given that you are to preserve, maintain, and protect, as well as restore and enhance through perpetuity the conservation values of the easement properties, please tell us how such requirements impacted your determination that you had performed your obligation and no further actions were needed to meet the absence-of-continuing-involvement criteria. Refer to ASC 360-20-40.

Response

The Company was and currently is the owner of all the 240,000 acres of land discussed in response 1.a. above, whether or not subject to the easements through dedication or sale. The easement contracts (1) divested the Company of our right to commercially develop the land and (2) required us to provide access to a third party to our land for purposes of performing conservation activities. However, we continue to have the ability to benefit from the existing revenue generating activities on any of the 240,000 acres of conservation areas that might be preserved under the Agreement. Further, our risks, rewards, and obligations of land ownership, other than the loss of future development rights, did not change with the recording of the easement contracts, nor was title to any of our land transferred to the Resource Groups.

As we mentioned in our prior letter, we have not accounted for this transaction under the scope of ASC 360-20. We believe this conclusion is consistent with the determination that the Financial Accounting Standards Board (the “Board”) had reached in its deliberations of FIN 43: Real Estate Sales. At that time, the Board elected not to respond to requests to address whether the definition of real estate included real estate rights, including easements.

We also believe that the pricing terms related to the option serve as evidence that the Company is transferring only a right and not the real estate itself since the acquisition price of the easements was based on the difference in the value of the land with and without development rights (i.e. the consideration intentionally excluded the value of the land itself and the land revenue generating activity, since the land or the land revenue generating activity was not included in the transaction). The easement valuation process is described more fully in response 2.c. below

Since the transaction was not within the scope of ASC 360-20, we analyzed the sale of the easements as a sale of intangible rights (i.e. access rights, development rights, etc.) and used the revenue recognition model included in Staff Accounting Bulletin (SAB)
Topic 13 – Revenue Recognition to evaluate whether revenue was recognizable upon the sale of the easement contracts, as outlined in our response dated November 7, 2012 which was in response to the Staff’s letter dated October 19, 2012. Based upon our analysis as discussed in that response, we determined that we had satisfied the four criteria outlined in SAB Topic 13 for the recognition of revenues related to the sale of the easement contracts.

Included in the four SAB Topic 13 criteria for the recognition of revenues is the requirement that delivery has occurred. In other words, revenue should not be recognized until the seller has substantially completed the performance obligations imposed on it by the arrangement. To clarify, as further described in the easement sales agreements and noted above, the Company divested its right to develop the land covered by the easements in perpetuity and granted the Conservancy the right to preserve, maintain, and protect, as well as restore and enhance through perpetuity the conservation values of the easement properties. The easement sales agreements did not obligate the Company to perform any additional conservation or other activities, and, as discussed above, while the RWMP will require the Company to consider best management practices for the conservation of the Company’s land, there are no further actions that the Company will be required to specifically take. Therefore, upon execution of the easement sales agreements, the Company had completed its performance obligations and satisfied the SAB Topic 13 delivery criteria.

Regardless of whether Resource Groups exercised their rights to acquire easements on the Optioned Conservation Areas, the Company had the obligation as landowner to properly preserve, maintain, and protect the land resources through its own practices, in order to sustain the revenue generating activities that it continues to conduct on the land as well as sustain the value of the land for which it holds title. The existence of the easements and requirements therein, do not obligate the Company to perform any more duties than before the exercise of the options to acquire the easements in 2011 or the Agreement in 2008.

For the same reasons discussed above, we do not believe we would have any continuing involvement if the transaction were to be included in the scope of ASC 360-20.

c. Provide to us a detailed explanation of the tax treatment of the sale of conservation easements, including the tax impacts to both the land contribution and valuation allowance related to the sale.

Response

The sale of the easement contracts were treated as capital gains in the period the easement sales occurred with no basis for federal income tax purposes, and therefore, taxed at our full corporate tax rates since there is no distinction between capital gains or ordinary income for corporate tax purposes. As this was essentially a sale of development and access rights, there was no land contribution or valuation allowance related to the sale of those rights. The tax treatment mirrored the Company’s book treatment for the easement sale, and therefore there were no resulting deferred tax assets (or allowances against the assets) or liabilities.

2. You indicate that the total consideration paid for the conservation easements was determined through a real estate appraisal process: Please address the following:

a.	Tell us your carrying value of the land prior to granting the conservation easements.

Response

The carrying value of the 62,000 acres of land before and after the easement sales is $852,500, or $13.75 per acre compared to the estimated fair value of the land before and after the easement of $802 per acre and $548 per acre, respectively, and as discussed more fully in our response to 2b. and 2c. below.

b.	Tell us whether the $15.75 million was the fair value of the approximately 62,000 acres sold prior or subsequent to the granting of the easement;

•	If the $15.75 million value was determined prior to the granted easements, please tell us the fair value of the land after consideration of the easements; and

•	If such fair value was determined subsequent to the granted easements, please tell us the fair value of the unencumbered land prior to the inclusion of land easements;

c. Please tell us how the fair value of $15.75 million was determined by the real estate appraisal firm.

Response

To clarify the Staff’s question noted in 2b. and 2c. above, the Company did not sell any land. Rather, the Company sold easements granting certain access rights to the Conservancy and prohibiting us from any commercial development of the 62,000 acres covered by the easements. An appraisal firm engaged by the WCB, as the grantor of the funds used to acquire the easements, determined the value of those rights by performing two valuations on each of the five land parcels. The appraisals were commissioned in the period prior to the granting of the easement contracts in February 2011.

The premise of the first valuation for each of the five land parcels was performed assuming the “highest and best use” of the land, which for these appraisals excluded current income generating activities (i.e. farming, hunting, oil and other mineral exploration and extraction, etc.) but included the eventual development of the 62,000 acres (“Before Valuation”). The premise of the second valuation of each of the five land parcels was also performed based on the “highest and best use” of the land except (1) with an easement contract in place similar to the one that was ultimately agreed to which precluded the development of the land, and (2) also excluding current income generating activities (i.e. farming, hunting, oil and other mineral exploration and extraction, etc.) (“After Valuation”).

In order to accelerate the process, it was agreed to by the involved parties that the appraiser did not need to determine the value of the orchards, vineyards, and oil and mineral activities since those revenue sources and values would be the same in each scenario, and as noted above, the Company can benefit from those activities after the easements were put in place. As such, the land values would have presumably been higher in both scenarios, but in similar amounts, thus not impacting the ultimate valuation of the development and access rights. The appraiser’s valuation methodology included both the income approach and the sales comparison approach and resulted in a Before Valuation of approximately $49.72 million ($802 per acre) and an After Valuation of approximately $33.97 million ($548 per acre). The $15.75 million difference between the two approaches was the estimated fair value of the development rights given up and access rights provided for within the easement contracts.

d.	Tell us how you accounted for any change in the fair value of the land generated from the easements granted (i.e., the difference in fair value between unencumbered land and the land with easements in place) and the accounting literature relied upon.

Response

Optioned Conservation Areas

Since the carrying value of the land was significantly below the estimated fair value of the land before and after the easement sales as described previously and since the Company did not sell any of its current rights on the land, the Company did not adjust the carrying values of the Optioned Conservation Areas for changes in the estimated market value. Further, had the Company assigned a relative cost to the sale of the easements, the result would have been immaterial (i.e. a $270,000 decrease in the carrying value of the 62,000 acres of land as compared to total assets of $322 million at December 31, 2011, total 2011 revenues of $63 million and total 2011 net income of approximately $16 million).

Management of the Company is very aware of its responsibility for the adequacy and accuracy of both the financial numbers and disclosures within our filings. Our goal is to provide full disclosure and transparency in all of our filings. In connection with responding to the comments set forth in your letter of January 18, 2013, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in this process.

Best regards,

/s/ Allen E. Lyda
Allen E. Lyda
Executive Vice President and Chief Financial Officer
Tejon Ranch Co.